FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - June 2023 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports attributable profit of €5,241 million for the first half of 2023, increasing earnings per share by 13% TNAV per share plus cash dividend per share: +11% Return on tangible equity (RoTE): 14.5%, on track to meet the full-year target Fully-loaded CET1: 12.2% after cash dividend accrual for increased payout1 Madrid, 26 July 2023 - PRESS RELEASE • Nine million customers added in the last twelve months, with deposits up by 4%. • Revenues up 13% supported by solid income growth in all regions and global businesses. Revenue growth was particularly strong in Santander CIB (24%), Wealth Management & Insurance (25%) and PagoNxt (27%). • Net interest income increased 15%, reflecting growth in customer activity and positive balance sheet sensitivity to higher interest rates in Europe. • Fee income increased 5%, with particularly good growth in payments, Santander CIB, and Wealth Management & Insurance - reflecting the strength of the group’s global businesses. • Efficiency ratio improved further to 44.2%, despite inflationary pressures, driven by the group’s transformation towards a simpler, more integrated model, contributing to enhanced profitability. • Loan-loss provisions were up 21% due primarily to the post-pandemic normalisation in the US. Compared to the prior quarter, second quarter provisions were down in the US on better-than-expected credit quality. • Overall credit quality remained robust, with cost of risk lower than target for the year at 1.08%. • Second quarter attributable profit was €2,670 million, up 17%. Versus the first quarter, profit was up 4%. • In April, the bank completed its second share buyback against 2022 earnings. Since November 2021, the group has bought back 7% of its shares, with buybacks and cash dividends in the past year representing a yield of over 8%. • Santander remains on track to meet its 2023 targets, including: double-digit income growth; RoTE above 15%; cost-to-income ratio of 44-45%; fully-loaded CET1 above 12%, and cost of risk below 1.2%. Ana Botín, Banco Santander executive chair, said: "We are making excellent progress against our strategic objectives of simplifying our business and leveraging the strength of our global network. Our results reflect that progress, with nine million customers joining us in the past twelve months, resulting in double-digit revenue growth. Credit quality remains robust, and we continue to deliver improved profitability with return on tangible equity reaching 14.5%, and consistent organic capital generation with capital above our 12% target. Because of this strong performance we are creating value for shareholders, with TNAV plus cash dividend per share up 11% year-on-year, and we are well on track to meet all our 2023 targets." 1 The target payout will be approximately 50% of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split approximately 50% in cash dividends and 50% in share buybacks. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. Note I: To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated. Note II: Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 74) of the financial report at CNMV and santander.com.

Santander

Underlying income statement*

EUR million

	H1'23	H1'23 v H1'22	H1'23 v H1'22 (ex FX)	Q2'23	Q2'23 v Q2'22	Q2'23 v Q2'22 (ex FX)
Total income	28,234	+12%	+13%	14,299	+12%	+15%
Operating expenses	-12,479	+9%	+11%	-6,334	+7%	+11%
Net operating income	15,755	+15%	+15%	7,965	+15%	+18%
Net loan-loss provisions	-5,771	+22%	+21%	-2,898	+10%	+11%
Profit before tax	8,329	+5%	+5%	4,234	+13%	+16%
Attributable profit	**5,241**	**+7%**	**+7%**	**2,670**	**+14%**	**+17%**
Earnings per share, EPS (euro cents)	31	+13%		16	+21%	

*Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 74) of the financial report at CNMV and santander-com. Summary of statutory figures on page 6 of this press release.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated.

Q2 Attributable Profit	H1 Attributable Profit
€2.7bn	€5.2bn
+17% vs. Q2'22	+7% YoY
EPS	**RoTE**
+13%	14.5%
YoY	+80bps YoY
FL CET1	**TNAVps + DPS**
12.2%	+11%
+0.2 pp YoY	YoY

Santander achieved an **attributable profit** of €5,241 million in the first half of 2023, up 7% in both constant and current euros versus the same period last year, as strong growth in revenues, particularly in Europe, offset the year-on-year growth in provisions in North and South America. In the second quarter, attributable profit increased 17% versus the second quarter of 2022 to €2,670 million, as the number of customers the group serves grew nine million year-on-year, taking the total to 164 million.

The strength of the results was reflected in growing profitability and shareholder value, with a return on tangible equity (**RoTE**) of 14.5% (+80 basis points); earnings per share (**EPS**) of 31 euro cents, up 13%; and tangible net asset value (**TNAV**) per share on 30th June at €4.57. Including the cash dividends paid against 2022, TNAV per share plus cash dividend per share was 11% higher year-on-year. In the first six months of the year, the value created for shareholders (TNAV + cash dividend) is equivalent to more than €6 billion.

Total **loans** were flat, with consumer lending up 8%. The bank's loan book remains well diversified across both business lines (mortgages, consumer, companies, auto, Corporate & Investment Banking or CIB) and geographies.

Customer funds grew 4% to €1.13 trillion, with **deposits** up 4%, supported by both individuals and Corporate and Investment Banking (Santander CIB). Customers continued to utilize excess deposits to pay down debt in the quarter, particularly mortgages.

In total, **income** increased 13% to €28,234 million. The increase in both customer activity and interest rates supported a 15% increase in **net interest income**, with growth in all regions and particularly strong growth in Europe (+32%). **Net fee income** was up 5% by sales of high value products – particularly within the bank's global businesses (CIB, Wealth Management & Insurance, PagoNxt and the auto finance business), which together represent 42% of net fee income. Net interest income and net fee income accounted for 96% of the group's total income, reflecting the quality of earnings.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

2

The group continues to make progress in simplifying its product offering and accelerating its digital transformation to offer better services to customers and improve efficiency. While inflationary pressure led to an 11% increase in cost, the **efficiency ratio** improved by 1.3 percentage points year-on-year to 44.2%, as the bank continued to improve productivity and reduce costs in real terms (-1%).

Loan-loss provisions were up 21% year-on-year and flat quarter-on-quarter. The year-on-year increase was due primarily to the post pandemic normalisation in the US as well as an increase in Brazil and additional provisions to cover the Swiss franc mortgage portfolio in Poland. Provisions in the US fell in the second quarter relative to the first quarter. Overall **credit quality remained robust**, with cost of risk lower than target for the year at 1.08%. The **non-performing loan** (NPL) ratio stood stable at 3.07%.

At the end of the second quarter, the group **liquidity** coverage ratio (LCR), which measures liquid assets versus expected short-term cash outflows in a stress scenario, was 158%. As of June 2023, the liquidity buffer, comprising high quality liquid assets (HQLAs), exceeded €300 billion, of which more than €200 billion was in cash, equivalent to 20% of the bank's deposit base. Approximately 80% of deposits from individuals are insured with deposit guarantee schemes.

The bank's **fully-loaded CET1** capital ratio stood at 12.2%, ahead of the group's capital target, as strong gross organic capital generation (+21 basis points) offset accruals for future cash dividend payments against 2023 results[2] and the cost of the acquisition of the outstanding minorities in Santander Mexico.

Banco Santander's annual general meeting (AGM) approved a **final cash dividend** for 2022 of 5.95 euro cents per share, paid in May 2023, meaning the total cash dividend charged to 2022 was up 18% versus the previous year at 11.78 euro cents per share. The bank also completed **two share buyback programmes** against 2022 earnings for a total amount of €1.9 billion. Since November 2021, Santander has bought back 7% of its outstanding shares.

Including cash dividends and share buybacks, the **total shareholder remuneration** against 2022 totaled €3,842 million, representing approximately 40% of group underlying profit in 2022 and an equivalent yield of over 8%[3]. The board has approved a new shareholder remuneration policy, increasing the payout ratio from 40% to 50% of group attributable profit[2] in 2023.

Market summary (H1 2023 vs H1 2022)

To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

Regions and global businesses

EUR million

	H1'23	H1'23 vs H1'22
Markets	Attributable profit	
Europe	2,536	+40%
North America	1,346	-19%
South America	1,458	-23%
Digital Consumer Bank (DCB)	521	-7%
Global businesses		
Corporate & Investment Banking	1,876	+28%
Wealth Management & Insurance	819	+70%
	Total income	
PagoNxt	521	+27%

Contribution to group profit by market


€4,894 million
+7%
€5,241 million
10% DCB
33% South America
26% North America
31% Europe
9% DCB
25% South America
23% North America
43% Europe
H1'22
H1'23

Note: Market contributions excluding Corporate Center.

[2] See footnote 1.

[3] Per Banco Santander's market capitalization at the end of 2022.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

3

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 The group’s geographic and business diversification continues to support consistent, profitable growth. Strong growth in Europe during the first half of the year more than offset the year-on-year increase in provisions in North and South America, where trends improved in the second quarter. The global businesses had another solid quarter, demonstrating the value of the group’s global and cross border network. Revenue growth was particularly strong in Santander CIB (24%), Wealth Management & Insurance (25%) and PagoNxt (27%). Europe. Attributable profit in the first half of the year was €2,536 million, up 40%, driven by strong profit growth in Spain, the UK, Portugal and Poland. In Spain, attributable profit increased 74% to €1,132 million, while in the UK it increased 16% to €818 million. The bank continued to accelerate its business transformation in the region with the roll out of a number of shared products and services, including a common mobile banking app. This helped the business achieve higher growth in customer activity and income, and a more efficient operating model. Deposits grew 1% (Spain +3%), while loans fell 5% (Spain -6%, UK -4%) due to lower demand and early debt prepayments. There were strong efficiency gains, particularly in Spain and the UK, and costs grew below inflation, while cost of risk remained stable at 0.42%. North America. Attributable profit in North America amounted to €1,346 million, down 19% as strong performance in Mexico, where profit increased 23% to €760 million, was offset by the post-pandemic normalization in US auto provisions as highlighted in previous quarters. There was, however, a decrease in provisions in the US in the second quarter relative to the first, reflecting than better-than-expected credit quality. As a result, profit in the region was up 13% in the second quarter compared to the first. Loans in the region increased 5% (US +6%, Mexico +3%) and deposits rose 13% (US +13%, Mexico +11%). The bank continued to target segments with proven competitive advantages and promote strong group network contributions in Mexico and the US, while rationalizing businesses and products with limited scale and profitability to generate efficiencies and profitable growth. South America. Attributable profit fell 23% to €1,458 million, mainly due to lower profits in Brazil and Chile, while Argentina, Uruguay, Peru and Colombia improved their performance. In Brazil, attributable profit was €823 million, down 40%, as very strong customer growth and good performance in net fee income were offset by an increase in costs driven by inflation, and a fall in net interest income due to the negative rate sensitivity and a shift in the bank’s loan mix toward higher quality assets. The macro outlook in Brazil is improving as inflation is slowing and interest rates are expected to fall in the near term this year. The bank continued to increase connectivity across the region and progress in its digital transformation to improve efficiency and profitability. Loans and deposits were up 8% in the region. Digital Consumer Bank. Digital Consumer Bank, which includes Santander Consumer Finance (SCF) and Openbank, generated an attributable profit of €521 million, down 7%, due to lower fee income and the temporary bank levy in Spain. To offset these impacts, the bank is focusing on new business pricing and profitability, increasing customer deposits and operating efficiency. Cost of risk remained low at 0.54%. Strategic alliances, leasing and subscription services led to an increase in new lending (+5%). The largest markets by profit contribution were the Nordic countries (€137 million), the UK (€96 million), France (€94 million) and Germany (€84 million). Santander CIB grew attributable profit by 28% to €1,876 million, driven by double-digit income growth across core businesses, notably Global Transactional Banking, Global Debt Finance and Markets, which allowed the unit to gain market share. Santander CIB ranked top of the league tables for European and Latin American corporate issuers in US dollars. Wealth Management & Insurance, the group’s private banking, asset management and insurance businesses, also delivered a very strong set of results, with attributable profit increasing 70% to €819 million. Private Banking delivered outstanding growth on the back of higher net interest income and strong commercial activity levels (+€6.4 billion in net new money and +10% in number of customers), while Santander Asset Management showed solid growth in net sales (€3.2 billion). PagoNxt, which brings together Santander’s most innovative payments businesses, increased total income by 27% to €521 million.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 About Banco Santander Banco Santander is one of the largest banks in the world. Its market capitalization at the end of June was €55 billion. It has firm roots in ten core markets in Europe and the Americas, with nearly four million shareholders and 212,000 employees who serve 164 million customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y- anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance- related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    26 July 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer